1056259

3-31-02

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

02030072

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of MARCH, 2002.

TRIANT TECHNOLOGIES INC.
(Translation of Registrant's Name Into English)

20 Townsite Road, 2nd Floor, Nanaimo, British Columbia, CANADA V9S 5T7
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRIANT TECHNOLOGIES INC.
(Registrant)

Date: April 2, 2002

By ______________________
(Signature)

Name: MARK A. STEPHENS

Title: Chief Financial Officer and Corporate Secretary

Reports and Consolidated Financial Statements of

TRIANT TECHNOLOGIES INC.

December 31, 2001, 2000 and 1999
(Expressed in Canadian Dollars)

MANAGEMENT'S REPORT

To the Shareholders of
Triant Technologies Inc.

The accompanying consolidated financial statements of the Company were prepared by management in accordance with Canadian generally accepted accounting principles.

Management is responsible for the integrity of these financial statements. Financial statements generally include estimates which are necessary when transactions affecting the current accounting year cannot be finalized with certainty until future years. Based on careful judgements by management, such estimates have been properly reflected in the accompanying financial statements.

Systems of internal control are designed and maintained by management to provide reasonable assurance that assets are safeguarded from loss or unauthorized use and to produce reliable accounting records for financial reporting purposes.

The external auditors conduct an independent audit of the consolidated financial statements in accordance with Canadian generally accepted auditing standards and generally accepted auditing standards in the United States of America in order to express their opinion on these consolidated financial statements. These standards require that the external auditors plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.

The Board of Directors is responsible for ensuring that management fulfils its responsibilities for financial reporting and internal control. The Board exercises this responsibility through the Audit Committee of the Board. This Committee meets with management and the external auditors to satisfy itself that management's responsibilities are properly discharged and to review the consolidated financial statements before they are presented to the Board of Directors for approval.

(Signed) Robert Heath

Chairman and Chief Executive Officer

(Signed) Mark A. Stephens

Chief Financial Officer and Corporate Secretary

AUDITORS' REPORT

To the Shareholders of
Triant Technologies Inc.

We have audited the consolidated balance sheets of Triant Technologies Inc. as at December 31, 2001 and 2000 and the consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

With respect to the consolidated financial statements for each of the years in the two-year period ended December 31, 2001, we conducted our audits in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards. With respect to the consolidated financial statements for the year ended December 31, 1999, we conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2001 in accordance with Canadian generally accepted accounting principles consistently applied.

(Signed) Deloitte & Touche LLP

Chartered Accountants
Vancouver, Canada
February 8, 2002

TRIANT TECHNOLOGIES INC.
CONSOLIDATED BALANCE SHEETS
December 31
(Expressed in Canadian Dollars)

	2001	2000
Assets		
Current		
Cash and cash equivalents	$ 14,736,970	$ 20,743,115
Short-term investments (Note 3)	2,160,225	-
Accounts receivable, net		
Trade (net of allowance for doubtful accounts of $Nil; 2000 - $Nil)	256,569	434,721
Other	51,970	7,111
Prepaid expenses and deposits	21,347	4,615
Total current assets	17,227,081	21,189,562
Capital assets (Note 3)	412,723	686,984
Total assets	$ 17,639,804	$ 21,876,546
Liabilities		
Current		
Accounts payable	$ 346,335	$ 217,935
Accrued liabilities (Note 3)	1,247,060	685,820
Deferred revenue	47,574	584,718
Total current liabilities	1,640,969	1,488,473
Commitments (Note 10)		
Shareholders' equity		
Capital stock (Note 6)		
Preferred shares		
Authorized - 100,000,000 without par value		
Issued and outstanding - 2001 and 2000 - Nil		
Common shares:		
Authorized - 100,000,000 without par value		
Issued: 2001 - 41,567,175; 2000 - 41,442,175	36,341,337	36,267,337
Deficit	(20,342,502)	(15,879,264)
Total shareholders' equity	15,998,835	20,388,073
Total liabilities and shareholders' equity	$ 17,639,804	$ 21,876,546

Approved by the Board of Directors:

(Signed) Robert Heath
Robert Heath, Director

(Signed) David L. Baird
David L. Baird, Director

See accompanying Notes to the Consolidated Financial Statements.

TRIANT TECHNOLOGIES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended December 31
(Expressed in Canadian Dollars)

	2001	2000	1999
Revenue			
Licenses and products	$ 4,050,614	$ 2,011,464	$ 1,299,881
Services and maintenance	189,741	15,798	54,776
	4,240,355	2,027,262	1,354,657
Cost of revenue	1,519,254	726,496	463,536
Gross margin	2,721,101	1,300,766	891,121
Operating expenses			
Research and development	4,876,154	1,646,542	732,097
Selling, general and administrative	3,295,862	2,247,951	1,056,454
Restructuring (recovery) charge (Note 4)	-	-	(2,778)
	8,172,016	3,894,493	1,785,773
Loss from operations	(5,450,915)	(2,593,727)	(894,652)
Interest and other income	987,677	632,207	56,900
Interest on convertible debentures (Notes 5 and 11)	-	(34,418)	(149,535)
Net loss for the year	$(4,463,238)	$ (1,995,938)	$ (987,287)
Loss per common share	$ (0.11)	$ (0.06)	$ (0.05)
Weighted average number of common shares outstanding	41,524,504	31,589,469	20,276,771

See accompanying Notes to the Consolidated Financial Statements.

TRIANT TECHNOLOGIES INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Years ended December 31
(Expressed in Canadian Dollars)

	Common Stock		Equity Component of Convertible	Share		
	Shares	Amount	Debentures	Subscriptions	Deficit	Total
Balance at January 1, 1999	16,677,670	$ 11,791,065	$ 400,000	$ 29,405	$ (12,896,039)	$ (675,569)
Issued for cash						
Private placements, net of issue costs	4,708,250	2,869,803			-	2,869,803
Share purchase warrants	75,000	33,000			-	33,000
Employee share ownership plan	544,405	158,155		(8,155)	-	150,000
Share Incentive Plan, options	25,000	13,750			-	13,750
Net loss for the year	-	-			(987,287)	(987,287)
Balance at December 31, 1999	22,030,325	14,865,773	400,000	21,250	(13,883,326)	1,403,697
Issued for cash						
Special warrants, net of issue costs	9,375,000	13,833,380			-	13,833,380
Share purchase warrants	8,028,350	5,351,995			-	5,351,995
Employee share ownership plan	85,000	21,250		(21,250)	-	-
Share Incentive Plan, options	1,313,500	794,650			-	794,650
Issued on conversion of convertible debentures (Note 5)	310,000	950,289	(400,000)		-	550,289
Issued on acquisition of technology	300,000	450,000			-	450,000
Net loss for the year	-	-			(1,995,938)	(1,995,938)
Balance at December 31, 2000	41,442,175	36,267,337	-	-	(15,879,264)	20,388,073
Issued for cash						
Share purchase warrants	15,000	13,500			-	13,500
Share Incentive Plan, options	110,000	60,500			-	60,500
Net loss for the year	-	-			(4,463,238)	(4,463,238)
Balance at December 31, 2001	41,567,175	$ 36,341,337	$ -	$ -	$ (20,342,502)	$ 15,998,835

See accompanying Notes to the Consolidated Financial Statements.

TRIANT TECHNOLOGIES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31
(Expressed in Canadian Dollars)

	2001	2000	1999
Operating activities			
Net loss for the year	$ (4,463,238)	$ (1,995,938)	$ (987,287)
Items not affecting cash			
Accrued interest on short-term investments	(144,682)	-	-
Amortization	549,937	113,935	37,346
Accretion of liability component of convertible debentures	-	17,560	72,035
Changes in operating assets and liabilities (Note 7)	269,057	789,103	(232,724)
Net cash (used in) operating activities	(3,788,926)	(1,075,340)	(1,110,630)
Financing activities			
Special warrants issued for cash, net of issue costs	-	13,833,380	-
Common shares issued for cash, net of issue costs	74,000	6,148,524	2,921,842
Share subscriptions received	-	-	150,000
Net cash provided by financing activities	74,000	19,981,904	3,071,842
Investing activities			
Acquisition of short-term investments	(2,015,543)	-	-
Capital assets	(275,676)	(240,325)	(46,209)
Net cash (used in) investing activities	(2,291,219)	(240,325)	(46,209)
Net cash (outflow) inflow	(6,006,145)	18,666,239	1,915,003
Cash and cash equivalents, beginning of year	20,743,115	2,076,876	161,873
Cash and cash equivalents, end of year	$ 14,736,970	$ 20,743,115	$ 2,076,876
Cash and cash equivalents are comprised of:			
Cash	$ 4,021,917	$ 479,136	$ 605,981
Cash equivalents	10,715,053	20,263,979	1,470,895
	$ 14,736,970	$ 20,743,115	$ 2,076,876
Supplemental cash flow disclosure:			
Interest paid on convertible debentures	$ -	$ 46,796	$ 77,500
Supplemental non-cash flow disclosure:			
Common shares issued on conversion of debentures	$ -	$ 950,289	$ -
Common shares issued on conversion of special warrants	$ -	$ 13,833,380	$ -
Common shares issued for share subscriptions	$ -	$ 21,250	$ 158,155
Common shares issued on acquisition of technology	$ -	$ 450,000	$ -

See accompanying Notes to the Consolidated Financial Statements.

1. NATURE OF OPERATIONS

The Company develops, markets, and supports equipment health monitoring, advanced fault detection and sophisticated data analysis technology. The Company provides innovative software solutions that help its customers improve the productivity of their manufacturing equipment and is focused on the application of its technology primarily to the semiconductor industry and secondarily to other industries. The core technology of the Company is *UPM (Universal Process Modeling)*, a proprietary advanced mathematical algorithm that can be used to model the behavior of any correlated system or process. To address the emerging market opportunity in the semiconductor industry, the Company has developed *ModelWare®*, an equipment health monitoring and advanced fault detection software solution, based on its core *UPM* technology. The Company also provides legacy products and services for other industries.

2. SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and reflect the significant accounting policies outlined below. These policies conform, in all material respects, with accounting principles generally accepted in the United States of America ("U.S. GAAP"), except as discussed in Note 12.

(a) Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany transactions have been eliminated upon consolidation.

(b) Foreign exchange

The Company's functional currency is the Canadian dollar. The accounts of the Company and its subsidiaries are expressed in Canadian dollars. Monetary assets and liabilities denominated in other than the Canadian dollar are translated into Canadian dollars at the exchange rates in effect at the balance sheet dates. Other balance sheet items and revenues and expenses are translated at the rates prevailing on the respective transaction dates. Translation gains and losses relating to monetary items are included in operations.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(c) Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities at the date of the financial statements and for the periods presented. Estimates are used for, but not limited to, accounting for doubtful accounts, determination of the net recoverable value of assets, amortization, income taxes, and contingencies. Actual results may differ from those estimates.

(d) Cash and cash equivalents

The Company invests certain of its excess cash in cash equivalents which are highly liquid money market instruments with an original maturity of 90 days or less.

(e) Short-term investments

The Company invests certain of its excess cash in short-term investments. Short-term investments consist of investment grade securities which are capable of prompt liquidation and are carried at the lower of cost plus accrued interest and quoted market value.

(f) Research and development costs

Research costs are expensed when incurred. Development costs are capitalized to the extent that recovery of these costs is assured, and are amortized over the life of the related product. No development costs have been capitalized as at December 31, 2001 and 2000.

(g) Capital assets and amortization

Capital assets are recorded at cost and amortized over the estimated useful lives of the assets on the following basis:

Acquired technology	straight-line over a period of two to three years
Computer hardware and software	30% per annum declining balance basis
Furniture and equipment	20% per annum declining balance basis
Leasehold improvements	straight-line over the lesser of the lease term and useful life of the improvements

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(g) Capital assets and amortization (continued)

The Company periodically evaluates the recoverability of its capital assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimates of future cash flows expected to result from the use of an asset and its eventual disposition are less than its carrying amount. During the year ended December 31, 2001, the Company revised its estimate of the useful life of the acquired technology and amortized the remaining net book value. During the year ended December 31, 2001, no impairment of capital assets was identified by the Company.

(h) Fair value of financial instruments

The Company has financial instruments which include cash and cash equivalents, short-term investments, accounts receivable, deposits, and accounts payable and accrued liabilities. The carrying value of cash and cash equivalents, short-term investments, accounts receivable, deposits, and accounts payable and accrued liabilities approximates fair value at December 31, 2001 and 2000.

(i) Concentration of credit risk and economic dependence

The Company currently derives revenue primarily from customers in the semiconductor industry. These customers are geographically dispersed and the Company closely monitors credit granted to each customer. Therefore, credit risks are considered to be minimal. Revenue for the year ended December 31, 2001 includes $3,521,358 (83.1%) from sales to 3 customers (year ended December 31, 2000 - $1,667,402 (82.2%) from sales to four customers; and December 31, 1999 - $967,673 (71.4%) from sales to two customers).

(j) Price risk

The Company undertakes transactions denominated in foreign currencies (mainly in United States dollars and British pounds) and as such is exposed to price risk due to fluctuations in foreign exchange rates. During the years ended December 31, 2001 – 85.8% ($3,636,464); December 31, 2000 – 69.7% ($1,412,244); and December 31, 1999 – 99.8% ($1,351,535) of the Company's revenue was denominated in United States dollars. During the years ended December 31, 2001 – 14.2% ($603,121); 2000 – 30.2% ($611,986); and 1999 – Nil% ($Nil) of the Company's revenue was denominated in British pounds. At December 31, 2001 – 74.5% ($229,805); December 31, 2000 – 20.4% ($90,000) of total accounts receivable were denominated in United States dollars. At December 31, 2001 – 8.7% ($26,765); December 31, 2000 – 78.0% ($344,721) of accounts receivable were denominated in British pounds. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(k) Revenue recognition

The Company's revenue is derived from the following sources:

(i) Licences, products, and services

Revenues from software license agreements are recognized upon delivery of software if persuasive evidence of an arrangement exists, collection is probable, the fee is fixed or determinable, and vendor-specific objective evidence exists to allocate the total fee to elements of the arrangement. Vendor-specific objective evidence is typically based on the price charged when an element is sold separately, or, in the case of an element not yet sold separately, the price established by authorized management, if it is probable that the price, once established, will not change before market introduction. Elements included in multiple element arrangements could consist of software products, upgrades, enhancements, or customer support services. If an acceptance period is required, revenues are recognized upon the earlier of customer acceptance or the expiration of the acceptance period. The Company's agreements with its customers and resellers do not contain product return rights.

Service revenues are primarily related to training performed on a time-and-materials basis under separate service arrangements related to the use of the Company's software products. Revenues from services are recognized as services are performed.

Certain consulting contracts (product revenue) include the delivery and integration of third party hardware. For these contracts, revenue is recognized on a percentage of completion basis, representing costs and effort incurred relative to total estimated cost and effort. The provision for estimated losses on contracts is recorded when identifiable.

If a transaction includes both license and service elements, license fee revenues are recognized on shipment of the software, provided services do not include significant customization or modification of the base product, and the payment terms for licenses are not subject to acceptance criteria. In cases where license fee payments are contingent on acceptance of services, the Company defers recognition of revenues from both the license and the service elements until the acceptance criteria are met.

2. **SIGNIFICANT ACCOUNTING POLICIES (Continued)**

(k) *Revenue recognition (continued)*

(ii) *Maintenance*

Revenue related to maintenance agreements for supporting and maintaining the Company's products is recognized ratably over the term of the agreement, generally one year.

(l) *Warranties*

A provision for potential warranty claims is provided for at the time that the sale is recognized, based on warranty terms, and prior experience.

(m) *Stock-based compensation*

The Company provides stock-based compensation to eligible persons under its 1997 Share Incentive Plan, as last amended on June 28, 2001, which is described in Note 6. When options are granted under this plan, no compensation expense is recognized. Any consideration paid on exercise of options is credited to share capital. When bonus shares are issued under this plan, compensation expense is recognized at the fair market value of the bonus shares issued and an equivalent amount is credited to share capital.

(n) *Income taxes*

Future income taxes relate to the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax values. Future tax assets, if any, are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment or substantive enactment.

(o) *Loss per common share*

Basic loss per share is computed using the weighted average number of common shares outstanding during the period. Diluted loss per share is computed using the weighted average number of common and common equivalent shares outstanding during the period using the "treasury stock" method. Common equivalent shares consist of the incremental common shares issuable upon the exercise of stock options and warrants unless their effect is antidilutive. The Company had a net loss for all periods presented herein; therefore, none of the options and warrants outstanding during each of the periods presented were included in the computation of diluted loss per share as they were antidilutive.

(Expressed in Canadian Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(p) Comparative figures

Comparative figures have been reclassified, where applicable, to conform to the current year's presentation.

3. BALANCE SHEET DETAILS

(a) Short-term investments

	2001		2000	
	Book Value	Market Value	Book Value	Market Value
Commercial Paper	$ 2,063,100	$ 2,063,100	$ -	$ -
Other	97,125	102,375	-	-
	$ 2,160,225	$ 2,165,475	$ -	$ -

(b) Capital assets

	2001			2000
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Acquired technology	$ 450,000	$ 450,000	$ -	$ 412,500
Computer hardware and software	578,163	202,641	375,522	236,436
Furniture and equipment	53,143	22,094	31,049	17,199
Leasehold improvements	106,337	100,185	6,152	20,849
	$ 1,187,643	$ 774,920	$ 412,723	$ 686,984

(c) Accrued liabilities

	2001	2000
Compensation payable	$ 626,504	$ 399,947
Warranties provision	200,000	50,000
Taxes payable	150,000	65,000
Other	270,556	170,873
	$ 1,247,060	$ 685,820

(Expressed in Canadian Dollars)

4. RESTRUCTURING

During the year ended December 31, 1998, the Company recorded charges of $239,205 related to the Company's decision to focus on core development activities, to eliminate certain direct sales and marketing activities and to close excess facilities.

Severance costs of $142,473 included all costs associated with the reduction of management, sales and marketing, and non-core product development staff. The write-off of capital assets of $75,230 and excess facilities cost of $21,502 included all costs associated with the closure of related facilities.

The Company completed its restructuring in 1998. During the year ended December 31, 1999, remaining costs of $54,847 were paid which resulted in a recovery of restructuring charges of $2,778, which has been reflected on the consolidated statements of operations.

5. LIABILITY AND EQUITY COMPONENTS OF CONVERTIBLE DEBENTURES

On August 12, 1997, the Company issued $775,000 principal amount of unsecured 10% convertible debentures due August 12, 2002, with interest payable semi-annually. Each $1,000 of debentures was convertible at the option of the holder into 400 common shares ($2.50 per share) until maturity on August 12, 2002. The Company had the right to require conversion of the debentures into common shares if the common shares of the Company had traded on the Canadian Venture Exchange during any period of 20 consecutive trading days at an average closing price of not less than $2.50. The Company also had the right to call for redemption of the debentures at any time upon giving 30 days written notice. Debenture holders could exercise their conversion right during such notice period. On issue, the liability component of the convertible debentures was recorded at $375,000 and the equity component was recorded at $400,000 being their respective fair values. Over the term of the convertible debentures, the liability component was accreted to the face value of the convertible debentures by the recording of additional interest expense.

Effective March 21, 2000, these debentures were converted by the holders into 310,000 common shares with a carrying value of $950,289 comprised of debentures having a carrying value of $550,289 and the remaining portion of the equity component of $400,000.

(Expressed in Canadian Dollars)

6. SHARE CAPITAL

(a) Private placements

Private placements of securities of the Company, including the Company's Employee Share Ownership Plan (see Note 6 (c)), are based on market price as approved by the Toronto Stock Exchange.

(b) Special warrants and special brokers' warrants

On June 28, 2000, the Company issued by way of private placement, 9,375,000 Special Warrants at a price of $1.60 per Special Warrant for gross proceeds of $15,000,000 (before Special Warrant issue costs of $1,166,620, including underwriters' fees of $900,000). In addition, the Company issued 468,750 Special Brokers' Warrants to the underwriters as partial consideration for their services. On October 3, 2000, the Company obtained receipts from securities regulators in the provinces of British Columbia, Alberta, Ontario and Quebec for its final prospectus dated September 29, 2000 qualifying the distribution of 9,375,000 common shares upon the exercise of 9,375,000 the previously issued Special Warrants. Consequently, the Special Warrants were automatically exchanged for common shares on October 11, 2000. Also on October 3, 2000, as a result of the Company obtaining the receipts for its final prospectus, the 468,750 Special Brokers' Warrants were exchanged for 468,750 Compensation Warrants. Each Compensation Warrant entitled the holder to acquire one common share at a price of $1.60 per share on December 28, 2001. These Compensation Warrants lapsed on December 28, 2001.

(c) Employee share ownership plan

The Company has an Employee Share Ownership Plan (the "ESOP") Registration Number 0048 under the Province of British Columbia Employee Investment Act. The Province of British Columbia, through its escrow agent, normally holds in escrow for a three-year period shares distributed under the ESOP which are eligible and claimed for a 20% investment tax credits under the Province of British Columbia Employee Investment Act. At December 31, 2001, a total of 60,405 common shares issued pursuant to the ESOP during the years ended December 31, 1999, 1998 and 1997 were held in escrow, of which, 18,405 shares were released as scheduled on January 29, 2002 and 42,000 shares were released as scheduled on February 1, 2002.

(Expressed in Canadian Dollars)

6. SHARE CAPITAL (Continued)

(d) *Share purchase warrants*

The following table summarizes the status of share purchase warrants at December 31, 2001, 2000 and 1999, and the changes during the years ended December 31, 2001, 2000 and 1999:

	2001		2000		1999	
Share Purchase Warrants	Number of Shares	Weighted Average Exercise Prices	Number of Shares	Weighted Average Exercise Prices	Number of Shares	Weighted Average Exercise Prices
Outstanding, beginning of year	973,805	$1.43	8,917,155	$0.73	4,682,208	$0.71
Issued	-	-	85,000	$0.40	5,252,655	$0.64
Exercised	(15,000)	$0.90	(8,028,350)	$0.67	(75,000)	$0.44
Lapsed	(958,805)	$1.44	-	-	(942,708)	$0.60
Outstanding, end of year	-	-	973,805	$1.43	8,917,155	$0.73

(e) *Stock based compensation*

(i) *1997 Share incentive plan, as last amended on June 28, 2001*

The Company provides for equity participation in the Company by its directors, officers, employees and consultants through the grant of options to purchase common shares of the Company and through the grant of bonuses payable in common shares of the Company, pursuant to its 1997 Share Incentive Plan, as last amended on June 28, 2001. This plan, as approved by the shareholders, authorizes the directors to grant options and bonus shares within the limitations of this plan and subject to the rules of applicable regulatory authorities. The exercise price of options granted under this plan is at not less than fair market value as approved by the Toronto Stock Exchange, and the price of bonus shares is at market.

On June 28, 2001, at the Company's annual general meeting, the shareholders approved an amendment to the 1997 Share Incentive Plan to increase the maximum aggregate number of common shares issuable pursuant to this plan by 2,917,000 common shares to 8,310,000 common shares of the Company. At December 31, 2001, the Company had available 2,725,750 shares for future grants of options and 460,000 shares for future grants of bonus shares.

(Expressed in Canadian Dollars)

6. SHARE CAPITAL (Continued)

(e) *Stock based compensation (continued)*

(i) *1997 Share incentive plan, as last amended on June 28, 2001 (continued)*

The following table summarizes the status of options at December 31, 2001 and 2000, and the changes during the years then ended:

	2001		2000		1999	
Options	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding, beginning of year	1,690,500	$0.93	2,711,500	$0.66	1,934,000	$0.59
Granted	1,972,500	$1.00	745,000	$1.40	847,500	$0.82
Exercised	(110,000)	$0.55	(1,313,500)	$0.60	(25,000)	$0.55
Lapsed	(28,750)	$1.66	(452,500)	$1.03	(45,000)	$0.82
Outstanding, end of year	3,524,250	$0.98	1,690,500	$0.93	2,711,500	$0.66
Exercisable, end of year	1,901,750	$0.96	1,205,500	$0.94	2,091,500	$0.61

The following table summarizes information about options outstanding at December 31, 2001:

Weighted-average remaining years of contractual life	Number of options outstanding	Weighted-average exercise price	Number of options exercisable	Weighted-average exercise price
1.3 years	438,000	$0.55	438,000	$0.55
2.5 years	726,250	$0.82	551,250	$0.82
3.0 years	270,000	$1.37	237,500	$1.37
3.5 years	122,500	$2.15	122,500	$2.15
4.2 years	1,967,500	$1.00	552,500	$1.00
3.4 years	3,524,250	$0.98	1,901,750	$0.96

Subsequent to the year ended December 31, 2001, options were granted for 598,000 shares at an exercise price of $1.00 which expire on June 30, 2006 and options lapsed for 120,000 shares at an exercise price of $1.36.

(Expressed in Canadian Dollars)

6. SHARE CAPITAL (Continued)

(h) Acquisition of technology

Effective on October 6, 2000, the Company completed the acquisition of certain technology relating to applications of multivariate modeling in exchange for 300,000 common shares of the Company having a fair value of $450,000. Of these 300,000 shares, 75,000 shares were released from escrow on October 6, 2001 and 75,000 shares were released from escrow on January 6, 2002. The remaining 150,000 shares are being held in escrow and will be released in two stages of 75,000 shares on each of April 6, 2002 and July 6, 2002, respectively. The Company also agreed to pay additional compensation to the vendors of 5%, 3% and 2% of the revenue recognized from the related intellectual property in each of the first, second and third years, respectively, following the completion of this acquisition on October 6, 2000.

7. CHANGES IN OPERATING ASSETS AND LIABILITIES

The effect on cash flows from changes in operating assets and liabilities for the years ended December 31, 2001, 2000 and 1999 are as follows:

	2001	2000	1999
Accounts receivable			
Trade	$ 178,152	$ (322,381)	$ 1,654
Other	(44,859)	(3,670)	4,066
Prepaid expenses and deposits	(16,732)	(953)	70,021
Accounts payable	128,400	182,898	(181,237)
Accrued liabilities	561,240	377,812	(64,107)
Deferred revenue	(537,144)	555,397	(5,496)
Accrued restructuring charges	-	-	(57,625)
	$ 269,057	$ 789,103	$ (232,724)

(Expressed in Canadian Dollars)

8. SEGMENTED AND OTHER INFORMATION

The Company operates in one segment for developing, marketing, and supporting equipment health monitoring, advanced fault detection and sophisticated data analysis technology.

Information related to geographical areas is as follows:

	2001	2000	1999
Revenue			
Asia	$ 2,135,694	$ 332,529	$ 495,063
United States	1,164,103	847,256	304,721
Europe	939,788	844,445	553,163
Canada	770	3,032	1,710
	$ 4,240,355	$ 2,027,262	$ 1,354,657

The Company attributes revenue among geographical areas based on the location of its customers. Long-lived assets consist of capital assets, substantially all of which are located in Canada.

9. INCOME TAXES

The reported income tax recovery differs from the amount computed by applying the Canadian basic statutory rates to the net loss. The reasons for this difference and the related tax effects are as follows:

	2001	2000	1999
Canadian basic statutory tax rate	45%	45%	45%
Expected income tax (recovery)	$ (2,008,457)	$ (898,172)	$ (444,279)
Losses producing no current tax benefit	1,878,783	454,696	133,280
Losses expiring in period	-	290,194	268,715
Non-deductible expenses and other deductions	-	-	-
Research and development tax credits	-	-	(24,424)
Other	129,674	153,282	66,708
	$ -	$ -	$ -

(Expressed in Canadian Dollars)

9. INCOME TAXES (Continued)

Future income taxes result principally from temporary differences in the recognition of certain revenue and expense items for financial and income tax reporting purposes. Significant components of the Company's future tax assets and liabilities are as follows:

	2001	2000
Future income tax assets		
Tax loss carry forwards	$ 6,082,021	$ 4,707,900
Research and development expenses	1,632,724	1,983,600
Book and tax base differences on assets	887,192	667,463
Valuation allowance for future income tax assets	(8,601,937)	(7,358,963)
Net future income tax assets	$ -	$ -
Future income tax liabilities		
Book and tax base differences on assets	$ -	$ -
Net future income tax liabilities	$ -	$ -

Due to the uncertainty surrounding the realization of the future income tax assets in future income tax returns, the Company has a 100% valuation allowance against its future income tax assets.

At December 31, 2001, the Company has $14,270,000 of losses for tax purposes available at various dates until 2008, to be carried forward and applied against future income for tax purposes; $725,000 of investment tax credits available at various dates until December 31, 2009, to be carried forward and applied against future taxes payable; and $3,831,000 of unutilized scientific research and experimental development expenditures available to reduce future income for tax purposes. The potential future tax benefits relating to these items has not been reflected in these consolidated financial statements.

10. COMMITMENTS

The aggregate minimum future payments under operating leases and payments under contract software development services for the year ended December 31, 2002 is $751,000.

11. RELATED PARTY TRANSACTIONS

During the years ended December 31, 2000 and 1999, the Company paid interest to directors of $4,529 and $7,500, respectively, on convertible debentures with a face value of $75,000.

(Expressed in Canadian Dollars)

12. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian GAAP which, in the case of these financial statements, conforms in all material respects with U.S. GAAP except as follows:

Statements of operation

	2001	2000	1999
Net loss under Canadian GAAP	$ (4,463,238)	$ (1,995,938)	$ (987,287)
Accretion of interest on convertible debentures (a)	-	17,560	72,035
Consulting expense (b)	(21,062)	(17,991)	(10,475)
Net loss under U.S. GAAP	$ (4,484,300)	$ (1,996,369)	$ (925,727)
Basic and diluted loss per share under Canadian GAAP	$ (0.11)	$ (0.06)	$ (0.05)
Basic and diluted loss per share under U.S. GAAP	$ (0.11)	$ (0.06)	$ (0.05)
Weighted average number of common shares outstanding under Canadian and U.S. GAAP	41,524,504	31,589,469	20,276,771

Statements of cash flows

Under Canadian GAAP, the net loss as reported for the years ended December 31, 2000 and 1999 include interest expense of $17,560 and $72,035, respectively, that was accreted on the convertible debentures.

(a) Under Canadian GAAP, the convertible debentures issued during the year ended December 31, 1997 were segregated into their liability and equity components measured at their respective fair values at the date the convertible debentures were issued (see Note 5). Over the term of the convertible debentures until the conversion date of March 21, 2000, the liability component was accreted to the face value of the convertible debentures by the recording of additional interest expense. Under U.S. GAAP, in order to comply with the terms of EITF Topic No. D-60, the proceeds from the debt issuance were allocated between the debt and the purchase warrants based on the pro rata fair value of each instrument.

(Expressed in Canadian Dollars)

12. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(b) In accordance with the provisions of SFAS No. 123, *Accounting for Stock-based Compensation,* the Company applies APB Opinion No. 25, *Accounting for Stock Issued to Employees* and related interpretations in accounting for its stock-based awards to employees, and accordingly does not generally recognize compensation expense. The Company has adopted the disclosure only provisions of SFAS No. 123. Compensation costs related to stock-based awards to non-employees are recognized under U.S. GAAP as an expense in the period incurred. During the years ended December 31, 2000 and 1998, the Company issued options to individuals other than employees and directors which under SFAS 123 resulted in consulting expense for the year ended December 31, 2001 of $21,062 (2000 - $17,991; 1999 - $10,475). Under U.S. GAAP, amendments to the terms of options, which extend the expiration date and/or reduce the exercise price, may also result in stock-based compensation expense.

Under SFAS No. 123, options granted to employees are valued at the issuance dates using the Black-Scholes valuation model and the resultant compensation cost is recognized ratably over the vesting period. Had compensation cost for this item been determined based on the Black-Scholes value at the issuance dates as prescribed by SFAS No. 123, pro forma net loss and basic loss per share would have been as follows:

	2001	2000	1999
Net loss under U.S. GAAP			
As reported	$ (4,484,300)	$ (1,996,369)	$ (925,727)
Pro forma net loss under U.S. GAAP	(4,798,290)	(2,390,473)	(1,220,503)
Basic loss per common share under U.S. GAAP			
As reported	$ (0.11)	$ (0.06)	$ (0.05)
Pro forma basic loss per common share under U.S. GAAP	$ (0.12)	$ (0.08)	$ (0.06)

(Expressed in Canadian Dollars)

12. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(b) *(continued)*

The weighted average Black-Scholes option pricing model value of options granted under the 1997 Share Incentive Plan during the years ended December 31, 2001, 2000 and 1999 were $0.40, $0.80 and $0.17, per share respectively. The fair value for those options was estimated at the date of grant using the following weighted average assumptions:

	2001	2000	1999
Assumptions:			
Volatility factor of expected market price of the Company's shares	95%	95%	31%
Dividend yield	0%	0%	0%
Weighted average remaining years of contractual life of options	3.4 years	3.2 years	3.1 years
Risk free interest rate	4.6%	6.2%	6.4%

(c) Under U.S. GAAP, costs incurred in the development of products are expensed as incurred until the product is established as technologically feasible in accordance with SFAS No. 86, Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed. Under Canadian GAAP, these costs may be capitalized to the extent that they meet specified criteria for recoverability. For all years presented, there is no difference relating to the treatment of product development costs under Canadian and U.S. GAAP.

(d) Under Canadian GAAP, the Company includes in income, gains and losses resulting from the translation of the accounts of its foreign subsidiary. Under U.S. GAAP, where an entity's functional currency is a foreign currency, the translation adjustment resulting from the process of translating the entity's financial statements into the reporting currency is reported separately as a component of equity. For all years presented, there is no material difference relating to the translation of the foreign subsidiary's financial statements under Canadian and U.S. GAAP.

Under Canadian GAAP, the Company includes gains and losses from its foreign currency transactions in the determination of income. Under U.S. GAAP, a change in exchange rates between the functional currency and the currency in which the transaction is denominated results in a transaction gain or loss that is included in income, unless the transactions are designated as effective hedges against foreign currency investments or commitments. For all years presented, there is no difference relating to foreign currency transactions under Canadian and U.S. GAAP.

(Expressed in Canadian Dollars)

12. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(e) Under U.S. GAAP, SFAS No. 109, *Accounting for Income Taxes*, the Company would calculate its future income taxes using only enacted tax rates. This differs from Canadian GAAP which uses substantially enacted tax rates. Since any change in the carrying value of the Company's future income tax assets would be offset by a 100% valuation allowance, there would be no effect on the Company's financial position or results of operations.

(f) Under U.S. GAAP, SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities*, the Company would have classified its short-term securities as held-to-maturity. Investments classified as held-to-maturity securities are stated at amortized cost with corresponding premiums or discounts amortized against interest income over the life of the investment. For all years presented, there is no effect on the Company's financial position or results of operations.

(g) *Recent accounting pronouncements*

In June 1998, the FASB issued SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities,* which establishes accounting and reporting standards for derivative instruments and hedging activities. This statement requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The Company adopted SFAS No. 133 in the third quarter of the year ended December 31, 2000 in accordance with SFAS No. 137 which delayed the required implementation of SFAS No. 133 for one year. The adoption of this pronouncement has not had a material effect on the Company's consolidated financial position or results of operations.

In July 2001, the FASB issued SFAS No. 141, *Business Combinations*. SFAS No. 141 requires the purchase method of accounting for business combinations initiated after June 30, 2001 and eliminates the pooling-of-interests method. The Company does not believe that the adoption of SFAS No. 141 will have a significant impact on its financial statements.

In July 2001, the FASB issued SFAS No. 142, *Goodwill and Other Intangible Assets*, which is effective January 1, 2001. SFAS No. 142 requires, among other things, the discontinuance of goodwill amortization. In addition, the standard includes provisions for the reclassification of certain existing recognized intangibles as goodwill, reassessment of the useful lives of existing recognized intangibles, reclassification of certain intangibles out of previously reported goodwill and the identification of reporting units for purposes of assessing potential future impairments of goodwill. SFAS No. 142 also requires the Company to complete a transitional goodwill impairment test six months from the date of adoption. The Company is currently assessing but has not yet determined the impact of SFAS No. 142 on its financial position and results of operations.

12. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(g) Recent accounting pronouncements (continued)

In October 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets.* This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement supersedes FASB Statement No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of,* and the accounting and reporting provisions of APB Opinion No. 30, *Reporting the Results of Operations- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions.* This statement also amends ARB No. 51, *Consolidated Financial Statements,* to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. This Statement requires the one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired. This Statement also broadens the presentation of discontinued operations to include more disposal transactions. The provisions of this Statement are required to be adopted by the Company at the beginning of fiscal 2002. The Company has not determined the impact, if any, the adoption of this statement will have on its financial position or results of operations.

Triant Technologies Inc.
20 Townsite Road, 2nd Floor
Nanaimo, BC, Canada
V9S 5T7

Tel: 250.754.4223
Fax: 250.754.2388
Toll Free: 800.663.8611

E-mail: mail@triant.com
Web site: www.triant.com

Printed in Canada

Triant Technologies Inc.
20 Townsite Road, 2nd Floor
Nanaimo, BC
Canada V9S 5T7

Tel: 250.754.4223
Toll Free: 800.663.8611
Fax: 250.754.2388
e-mail: mail@triant.com

TRIANT

CONTACT:

Mark Stephens, CFO / Tom Corcoran
Triant Technologies Inc.
Nanaimo, BC, Canada
250.754.4223
mail@triant.com

Van Negris / Philip J. Denning
Kehoe, White, Van Negris & Company, Inc.
New York, NY, United States
212.396.0606
kehoewhite@financial-relations.com

Ernesto Hachey / Bruce Williams
J.F. H. & Assoc.
Ottawa, ON, Canada
613.236.3723
nesto@netcom.ca

FOR IMMEDIATE RELEASE

TRIANT APPOINTS BRIAN HARRISON TO BOARD OF DIRECTORS

NANAIMO, CANADA — FEBRUARY 25, 2002 — **Triant Technologies Inc.** (TSE: TNT; OTCBB: TNTTF) today announced the appointment of Brian Harrison to its Board of Directors. Mr. Harrison brings to the Board considerable experience in business management and corporate development.

Prior to retiring in 2001, Mr. Harrison served in various senior executive positions for A.T. Kearney Inc., one of the fastest growing and most successful management consulting firms in the world and a wholly owned subsidiary of Electronic Data Systems Corporation. As a member of A.T. Kearney's Management Board, he was responsible for the firm's global information technology, R&D, knowledge management, marketing and human resources groups.

Prior to joining A.T. Kearney in 1987, Mr. Harrison spent 13 years at Booz, Allen & Hamilton, an international management consulting firm, which included experience as Vice President of European Operations (based in Paris), Vice President, Administration (based in London) and Managing Partner, Arabian Gulf (based in Abu Dhabi).

Mr. Harrison received an M.B.A. in International Finance from McGill University and a B.A.Sc. (Engineering Science) degree from the University of Toronto. He has co-authored several publications on business management and corporate development.

"I am pleased to join Triant's Board of Directors", said Brian Harrison. "The Company has many exciting growth opportunities before it. I look forward to working with Bob Heath and his executive team to accelerate the Company's growth and to give guidance on the Company's strategic direction."

Robert Heath, Chairman & CEO of Triant, stated: "We welcome Brian Harrison to Triant's board. Mr. Harrison brings with him a wealth of experience in business management and corporate development that significantly increases the depth and breadth of Triant's already strong board."

This appointment is subject to regulatory approval.

Triant Technologies Inc. develops, markets, and supports equipment health monitoring, advanced fault detection and sophisticated data analysis technology. Triant provides innovative software solutions that help its customers improve the productivity of their manufacturing equipment and is focused on the application of its technology primarily to the semiconductor industry and secondarily to other industries. Triant's core technology is UPM (Universal Process Modeling), a proprietary advanced mathematical algorithm that can be used to model the behavior of any correlated system or process. To address the emerging market opportunity in the semiconductor industry, Triant has developed ModelWare®, an equipment health monitoring and advanced fault detection software solution, based on its core UPM technology. More information about Triant is available via the Internet at www.triant.com.

# # #

TRIANT TECHNOLOGIES INC.

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